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[VIVENDI UNIVERSAL LOGO]

                                     COMMENT


Paris, January 20, 2005 - During a conference call with investors, Mr Jacques Espinasse, Senior Executive Vice President and Chief Financial Officer of Vivendi Universal (Paris Bourse: EX FP; NYSE: V), on being asked about the structure of the group, reiterated that Elektrim Telekomunikacja ("Telco"), in which Vivendi Universal is a 49% shareholder, has taken every measure to legally protect its interest in PTC. He also stated that Vivendi Universal is looking at every option for securing its investment in Telco, and has not ruled out a disposal or an increased stake which would be accretive for shareholders.



                                      * * *
Vivendi Universal is a leader in media and telecommunications with activities in television and film (Canal+ Group), music (Universal Music Group), interactive games (VU Games) and fixed and mobile telecommunications (SFR Cegetel Group and Maroc Telecom).





IMPORTANT DISCLAIMER
--------------------
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MEDIA                                                INVESTOR RELATIONS
PARIS                                                PARIS
Antoine Lefort                                       Daniel Scolan
+33 (0) 1 71 71 11 80                                +33 (0) 1 71 71 32 91
Agnes Vetillart                                      Laurence Daniel
+33 (0) 1 71 71 30 82                                +33 (0) 1 71 71 12 33
Alain Delrieu
+33 (0) 1 71 71 10 86

NEW YORK                                             NEW YORK
Flavie Lemarchand-Wood                               Eileen McLaughlin
+(212) 572 1118                                      +(1) 212.572.8961